SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Year Ended December 31, 2003

SHELL PROVIDENT FUND
P. O. Box 1438
Houston, Texas 77251-1438

ROYAL DUTCH PETROLEUM COMPANY
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands

Page

Index to Financial Statements and Exhibit

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: Pervis Thomas, Jr.

Pervis Thomas, Jr.
Plan Administrator

Date: June 28, 2004

Report of Independent Registered Public Accounting Firm

To the Trustees of the
Shell Provident Fund

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules of net assets available for benefits of the Shell Savings Group Trust as of December 31, 2003 and 2002 and the related schedule of changes in net assets available for benefits for the years then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 28, 2004

SHELL PROVIDENT FUND

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002
Investments at fair value:		
Investment in Shell Savings Group Trust	$ 5,973,770,421	$ 4,829,729,846
Participant loans	56,166,982	46,585,407
Total investments	6,029,937,403	4,876,315,253
Interest and other receivables	9,280,143	30,688,692
Total assets	6,039,217,546	4,907,003,945
Less - accounts payable	7,325,484	7,847,310
Net assets available for benefits	$ 6,031,892,062	$ 4,899,156,635

The accompanying notes are an integral part of this statement.

SHELL PROVIDENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003	Year Ended December 31, 2002
Additions/(deductions) to net assets attributed to:		
Investment income:		
Dividends and interest	$ 101,433,212	$ 92,121,249
Net appreciation/(depreciation) in Shell Savings Group Trust	707,345,733	(532,912,463)
	808,778,945	(440,791,214)
Contibutions:		
Participant	24,325,114	16,719,754
Employer	137,619,644	67,104,177
Rollover	7,267,079	5,675,755
	169,211,837	89,499,686
Total	977,990,782	(351,291,528)
Deductions from net assets attributed to:		
Participant distributions & withdrawals	575,610,368	664,833,737
Administrative expenses	4,149,527	5,147,930
Total	579,759,895	669,981,667
Net increase/(decrease)	398,230,887	(1,021,273,195)
Transfers from external plans	734,504,540	8,524,597
Net assets available for benefits:		
Beginning of year	4,899,156,635	5,911,905,233
End of year	$ 6,031,892,062	$ 4,899,156,635

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION:

General
The Shell Provident Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument and Trust Agreement (the Regulations), which govern the Plan. As more fully described in Note 3, the assets of the Plan are held in a participating trust in the Shell Savings Group Trust (Group Trust). Effective January 1, 2003, the CRI Group Savings Plan net assets of $8,788,738 were merged into the Plan. Effective July 11, 2003, the Alliance Savings Plan net assets of $722,293,509 were merged into the Plan. Effective August 1, 2003, the CRI Group Profit Sharing Plan net assets of $3,422,293 were merged into the Plan. Effective March 1, 2002, the Siemens Solar Savings Plan net assets of $8,524,597 were merged into the Plan.

Eligibility
Effective January 1, 2002, employees of Shell Oil Company and certain affiliated companies (Contributing Companies) may elect to contribute up to 25 percent of their eligible compensation on an after-tax basis to the Plan, subject to IRS limitations for all contributions. The Contributing Companies make contributions at the maximum rate for which a participant is eligible for company contributions (2.5 percent – 10 percent).

Participant and company contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including a money market fund, a balanced fund, company stock, mutual funds, and commingled funds. Investment managers of the investment options invest funds at their discretion, as governed by the Regulations and investment manager agreements. Investments in the Plan are valued daily.

Vesting
Participants are immediately vested in all contributions to their accounts plus actual earnings thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Active employees aged 59½ or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their contributions without any time or limit restriction.

Participant Accounts
A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to rollover into the Plan an account from another qualified retirement plan if certain requirements are met. An employee may withdraw at any time funds that were rolled into the Plan.

Terminating participants (and in some cases a surviving spouse) may use all or part of their accounts to purchase life annuity insurance contracts.

Participant Loans
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon

the Prime Rate. Interest rates on loans ranged from 4.00 to 4.25 percent during 2003 and 4.64 to 4.94 percent during 2002.

Administration of Plan Assets
Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $207,000 and $266,000 at December 31, 2003, and 2002, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Administrator salaries, office rentals, and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Group Trust and the Plan are presented on the following bases:

Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year-end

Participant loans are valued at cost which approximates fair value

All other investments are stated at market value based on quoted prices

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE 3 - INVESTMENT IN THE GROUP TRUST:

The Plan is a participant in the Group Trust. The custodian of the Group Trust is Fidelity Management Trust Company. Each plan participating in the Group Trust has a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was approximately 72.47 percent at December 31, 2003 and approximately 77.19 percent at December 31, 2002. Affiliated plans, Shell Pay Deferral Investment Fund and Shell Trading Savings Plan, have interests in the Group Trust of approximately 26.47 percent and 1.06 percent at December 31, 2003 and approximately 22.20 percent and 0.61 percent at December 31, 2002, respectively.

Supplemental Schedules 2 and 3 present the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits for the Group Trust as of and for each of the years then ended December 31, 2003 and 2002, respectively.

The following table presents investments representing 5% or more of the total Group Trust investments at December 31, 2003 or December 31, 2002:

	December 31,	
	2003	2002
Thrift Fund	$2,455,349,655	$2,475,712,616
U.S. Equity Index Fund	1,393,526,071	1,049,880,238
Royal Dutch Stock Fund	1,460,848,289	1,163,893,420

NOTE 4 - LINE OF CREDIT OF THE GROUP TRUST:

The Thrift Fund and Royal Dutch Stock Fund (RDSF) have available a line of credit with BankBoston to fund redemptions as needed. The line of credit permits borrowings at an interest rate of Fed Funds plus 50 basis points. At December 31, 2003, the Plan had no amounts outstanding under the line of credit. At December 31, 2002, the RDSF had an outstanding bank line of credit of $6.2 million, at an interest rate of 1.78 percent. The line of credit is included in accounts payable on the Group Trust Statement of Net Assets Available for Benefits (see Supplemental Schedule 2).

NOTE 5 - FINANCIAL INSTRUMENTS OF THE GROUP TRUST:

The Group Trust's investments in certain financial instruments involve exposures different from amounts recognized in the financial statements. Risk may come from an imperfect correlation between movements in the price of the instruments and the price of the underlying indices, interest rates, and exchange rates. Risk may also arise out of illiquid secondary markets for the instruments and/or the inability of counterparties to perform.

Futures

A futures contract is an agreement between two parties to purchase (long) or sell (short) a financial instrument at a set price for delivery on a future date. The Group Trust is required to pledge to the broker an amount of cash and/or U. S. government securities equal to a percentage of the contract amount. Subsequent payments, known as "variation margin," are made to or received from the broker each day, depending on the daily fluctuations in the value of the underlying security. Such changes in value are recorded as a realized gain or loss on a daily basis. The Group Trust recognizes as realized gains or losses all amounts received or paid to effect a closing offsetting transaction or cash settlement of the contract. From time to time the Group Trust invests in futures contracts through the Diversified Fund primarily for the purpose of balancing market exposure between equity and fixed-income asset classes. The purchase of a futures contract increases the impact of changes in the market price of investments on net asset value. There is a risk that the market movement of such instruments may not be in the direction forecasted. At December 31, 2003, the Plan had no amounts invested in futures positions. As of December 31, 2002, the Group Trust held S&P 500 stock index futures, various international equity futures, U.S. Treasury bond futures and U.S. Treasury Note futures with contract values of $22.1 million in short positions and $26.3 million in long positions. The total exposure represented 0.8 percent of the net assets of the Group Trust as of December 31, 2002.

NOTE 6 - FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Section 401(a) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR), DECEMBER 31, 2003
SHELL PROVIDENT FUND

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value $
Net Investment in Shell Savings Group Trust		5,975,725,080
* Participant Loans	4.00% - 11.30%	56,166,982
		6,031,892,062

* Identified party-in-interest

SHELL SAVINGS GROUP TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2003	December 31, 2002
Short-term investments	$ 2,491,516,006	$ 2,486,393,074
Common stock	1,421,832,118	1,265,278,426
Commingled funds	1,565,903,398	1,309,786,373
Registered investment company shares	2,715,288,000	1,176,387,117
Participant loans	125,989,819	82,598,581
Total investments	8,320,529,341	6,320,443,571
Interest and other receivables	11,311,103	35,170,650
Cash	-	745,085
Total assets	8,331,840,444	6,356,359,306
Accounts payable	8,832,410	9,013,893
Excess contributions payable	11,000	-
Total liabilities	8,843,410	9,013,893
Net assets available for benefits	$ 8,322,997,034	$ 6,347,345,413

SHELL SAVINGS GROUP TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2003	Year Ended December 31, 2002
Additions/(deductions) to net assets attributed to:		
Investment income:		
Dividends and interest	$ 128,927,221	$ 110,909,655
Net appreciation/(depreciation) in common stock	254,227,104	(143,554,714)
Net appreciation/(depreciation) in commingled funds	328,316,340	(325,463,482)
Net appreciation/(depreciation) in registered investment company shares	431,162,774	(286,537,111)
	1,142,633,439	(644,645,652)
Contributions:		
Participant	153,787,318	78,771,286
Employer	142,006,292	69,309,055
Rollover	8,271,118	6,210,250
	304,064,728	154,290,591
Total	1,446,698,167	(490,355,061)
Deductions from net assets attributed to:		
Participant distributions & withdrawals	701,249,394	770,674,421
Administrative expenses	5,378,521	6,562,568
Total	706,627,915	777,236,989
Net increase/(decrease)	740,070,252	(1,267,592,050)
Transfers from external plans	1,235,581,369	20,817,695
Net assets available for benefits:		
Beginning of year	6,347,345,413	7,594,119,768
End of year	$ 8,322,997,034	$ 6,347,345,413

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-97935) of Royal Dutch Petroleum Company of our report dated June 28, 2004 relating to the financial statements of the Shell Provident Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 28, 2004